Logo of WILMERHALE

Stacy D. Krause

+1 617 526 6683(t)
+1 617 526 5000(f)
stacy.krause@wilmerhale.com

April 28, 2010

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Icagen, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

        Submitted herewith for filing on behalf of Network Engines, Inc. (the "Registrant") is a registration statement on Form S-3 (the "Registration Statement") for the purpose of registering with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), securities of the Registrant which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act at an aggregate initial offering price not to exceed $40,000,000.

        This filing is being effected by direct transmission to the Commission's EDGAR System. On April 28, 2010, in anticipation of this filing, the Company caused the filing fee of $2,852 to be wire transferred to the Commission's account at U.S. Bank of St. Louis, Missouri.

        Please contact the undersigned or Philip Rossetti at (617) 526-6000 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Stacy D. Krause

Stacy D. Krause

cc:
Douglas G. Bryant
Network Engines, Inc.
Philip P. Rossetti, Esq.